SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number : 1-14118

MATERIAL CHANGE REPORT

QUEBECOR WORLD NAMES NEW PRESIDENT
AND CHIEF EXECUTIVE OFFICER

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

Form 51  –  102F3

Material Change Report

Item 1     Name and Address of Company

Quebecor World Inc.
612 St-Jacques Street
Montreal, Quebec
H3C 4M8

Item 2     Date of Material Change

April 6, 2006.

Item 3     News Release

On April 6, 2006, Quebecor World Inc. ("QWI") issued a press release. The press release is appended hereto and forms an integral part hereof.

Item 4     Summary of Material Change

On April 6, 2006, QWI announced the appointment of Mr. Wes Lucas as President and Chief Executive Officer of the Company replacing Pierre Karl Péladeau. Mr. Lucas's appointment is effective May 11, 2006.

Item 5     Full Description of Material Change

See Item 4 above and Press Release annexed.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

For any inquiries with respect to this material change report, please contact Roland Ribotti, Senior Director, Investor Relations and Assistant-Treasurer at (514) 877-5143 or (800) 567-7070, or with Tony Ross, Director, Communications at (514) 877-5317 or (800) 567-7070.

Item 9     Date of report

April 6, 2006

(signed) Marie-É. Chlumecky
__________________________________

Marie-É. Chlumecky
Assistant Secretary

April 6, 2006                                                                                                                                   12/06

For immediate release                                                                                                                     page 1 of 2

QUEBECOR WORLD NAMES NEW PRESIDENT
AND CHIEF EXECUTIVE OFFICER

Montréal, Canada  –  The Right Honourable Brian Mulroney, Chairman of the Board of Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV), is pleased to announce the appointment of Mr. Wes Lucas as President and Chief Executive Officer of the Company replacing Pierre Karl Péladeau. Mr. Lucas's appointment is effective May 11, 2006.

"The Board and I thank Pierre Karl Péladeau for his extraordinary service as President and CEO of Quebecor World. Despite a challenging environment, Pierre Karl has done an excellent job in positioning Quebecor World for the future," said Mr. Mulroney.

"I would like to underline the fact that during his tenure Pierre Karl has visited all of our global facilities to produce a comprehensive investment and retooling plan that will make our Company the most cost effective and technologically advanced in our industry. This plan, in concert with ongoing cost containment and cost reduction initiatives, is on schedule to deliver improved efficiencies. Pierre Karl will continue to play an important role in Quebecor World as Chairman of the Executive Committee."

"In welcoming Wes Lucas to Quebecor World, the Board of Directors and I believe he has the right background and experience to deliver increased value to our customers, shareholders and employees. As the former President and CEO of one of our principal suppliers Wes has extensive knowledge of the printing industry, " said Mr. Mulroney. "This combined with his entrepreneurial and global experience make him an excellent choice to lead Quebecor World."

Mr. Lucas was previously Chairman, President and Chief Executive Officer of Sun Chemical, the world's largest producer of inks and pigments. Prior to joining Sun Chemical in August 2001, he was a Vice President in AlliedSignal Corporation's Engineered Materials Sector (now Honeywell), President of Styrenics at Nova Chemicals Corporation, and held several positions at Chevron Corporation. Mr. Lucas has deep strategy and marketing experience as a consultant, as well as entrepreneurial experience with a software company.

For immediate release                                                                                                                     page 2 of 2

Mr. Lucas is a graduate of the Harvard Business School with a master's degree in Business Administration. He received a bachelor's degree in Finance and Accounting from the University of California at Berkeley. Mr. Lucas is an American citizen, and originally from Woodland, California, USA. He is married with two daughters. Mr. Lucas and his family will be based in Montreal, Quebec, Canada.

In a separate release by Quebecor Media it was announced that Mr. Péladeau is assuming the title of Vice Chairman of the Board and Chief Executive Officer of Quebecor Media and retaining his position as President and CEO of Quebecor Inc.

Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World has approximately 31,000 employees working in more than 130 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

For further Information contact:
Luc Lavoie Executive Vice-President Quebecor Inc. (514) 380-1974 (514) 886-7665 (cell)
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Roland Ribotti Senior Director, Investor Relations and Assistant-Treasurer Quebecor World Inc. (514) 877-5143 (800)567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     April 6, 2006